UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

EXTRACT FROM THE MINUTES OF THE 107th BOARD OF DIRECTORS’ MEETING
HELD ON OCTOBER 31, 2007

1. DATE, TIME AND PLACE: On October 31, 2007, at 2:00 pm, at the headquarters of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14º andar, in the city of São Paulo, State of São Paulo.

2. CALL NOTICE: The meeting was summoned pursuant to the provisions of Paragraph 2, of Article 18 of the Bylaws of CPFL Energia S.A.

3. ATTENDANCE: All members of the Board of Directors and the Board of Executive Officers of the Company attended the meeting.

4. PRESIDING BOARD: Chairman - Luiz Anibal de Lima Fernandes, and Secretary - Gisélia Silva.

5. AGENDA AND RESOLUTIONS TAKEN:

After the reading of the Agenda was waived, since all the attending members were aware of its content, it was resolved that the minutes of this meeting would be drawn up in the summary format, with the right to present pronouncements and dissents that will be filed at the Company’s headquarters, and its publication was approved in the extract format, with omission of the board members’ signatures.

After the preliminary clarifications, the Chairman of the Board informed the attending members that the votes of the Board Members appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002 and November 05, 2003.

After the examination of the matters containing in the Agenda, the members dealt with those matters and, by unanimous vote and without any restrictions, the following resolutions were taken:

(i)	They knew the Work Plan of the Board of Directors’ Assistance Committees in October 2007;

(ii)	They knew the Report of the CEO (highlights) about the main facts related to the Company’s businesses and the indicators of the industry;

(iii)	They approved the minutes of the 106th Board of Directors’ Meetings of the Company, held on September 26, 2007;

(iv)	(iv.i) They approved, pursuant to provisions set forth in items “q” and “t” of Article 18 of the Company’s Bylaws, the Board of Executive Officers’ proposal to increase the capital stock of the subsidiary Nova 4 Participações Ltda. (“Nova 4”), to be fully subscribed and paid-in by the Company,

CPFL ENERGIA S.A.
Publicly-Held Company
Corporate Taxpayer’s ID (CNPJ) 02.429.144/0001 -93
Corporate Registry ID (NIRE) 353.001.861 -33

(iv.ii) They approved, pursuant to the provisions set forth in items “q”, “r” and “z” of the Company’s Bylaws, the Board of Executive Officers’ proposal to extinguish the subsidiary Nova 4 by means of the merger into Cia. Santa Cruz, which shall replace Nova 4 in all its rights and obligations, according to previous approval by the Brazilian Electricity Regulatory Agency (“ANEEL”), pursuant to the Authorizing Resolution no. 1,066, as of October 1, 2007,

(iv.iii) They recommended to the representatives of the Company and its subsidiary Nova 4 the vote in favor of the approval of the matters set forth in the items “iv.i” and “iv.ii” above, at the Partners’ Meeting of Nova 4 and at the General Meeting of Cia. Santa Cruz, respectively;

(v)	They recommended to the members of the management bodies of the subsidiaries CPFL Geração de Energia S.A. and ENERCAN, to ratify the approval of the Transaction Proposal presented by CFCN; and

(vi)	They knew the subjects (vi.i) Amendment to the Agreement of the 1st Private Issuance of Simple Debentures Non-convertible into Shares of Semesa S.A., aiming to obtain the waiver of the Brazilian Development Bank - BNDES to its merger by CPFL Geração (Executive Board Resolution no. 2007017), and (vi.ii) Merger of Shares Issued by Rio Grande Energia S.A. by the Company (Executive Board Resolution no. 20071433), thus subject to the fact that both matters shall be submitted to the resolution of the Board of Directors at the meeting, which shall be extraordinarily held on November 7, 2007.

6. CLOSURE: There being no further business to transact, the meeting was adjourned and these minutes were drawn up, read, approved and signed by all the attending Board Members and by the Secretary. Luiz Anibal de Lima Fernandes (Chairman), Cecília Mendes Garcez Siqueira, Francisco Caprino Neto, Otávio Carneiro de Rezende, Milton Luciano dos Santos, Martin Roberto Glogowsky, Ana Dolores Moura Carneiro de Novaes and Gisélia Silva (Secretary).

I certify this is a free English translation of the original instrument drawn up in the Company’s records.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2007

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.